Attachment to Olimpia S.p.A. press release - of October 5, 2001
         ---------------------------------------------------------------

           REGULATIONS OF THE BOND LOAN OLIMPIA S.P.A. 1.5% 2001-2007
                REIMBURASABLE IN COMMON SHARES OF OLIVETTI S.P.A.

Article 1 - Amount

The bond loan "Olimpia S.p.A 1.5% 2001-2007," reimbursable in common shares of Olivetti S.p.A. ("Olivetti"), of Euro 1,032,920,000 (the "Bond Loan") consists of 263,500,000 bonds with a par value of Euro 3.92 each (the "Bond" and together the "Bonds") issued by Olimpia S.p.A. ("Issuer" or "Olimpia"), represented by a maximum of 363 certificates ("Unit Certificates") of which

- 46 Individual Certificates, each representing 5,000,000 Bonds and therefore with an individual par value of Euro 19,600,000;

- 25 Individual Certificates, each representing 1,000,000 Bonds and therefore with an individual par value of Euro 3,920,000;

- 76 Individual Certificates, each representing 100,000 Bonds and therefore with an individual par value of Euro 392,000;

- 83 Individual Certificates, each representing 10,000 Bonds and therefore with an individual par value of Euro 39,200;

- 63 Individual Certificates, each representing 1,000 Bonds and therefore with an individual par value of Euro 3,920;

- 70 Individual certificates, each representing 100 Bonds and therefore with an individual par value of Euro 392.

On the issue date (as defined below) the "Cumulative Certificate" it is planned to print a single cumulative certificate (the "Cumulative Certificate" and together with the Individual Certificates, the "Certificates"), representing all Individual Certificates, except if the Cumulative Certificate is later divided at the request of the holder, into the 363 Individual Certificates described in the preceding paragraph.

All costs related to any possible divisions of the Cumulative Certificate, as specified above, will be fully paid by the Issuer.


                  The certificates are registered, freely transferable by the methods set forth in article 2022 of the Civil Code, and not divisible (except as set forth in this article 1 concerning the Cumulative Certificate), nor groupable, except as set forth in article 7 below.


Article 2 - Date of Issue and enjoyment

The Bond Loan is issued by October 5, 2001 at the latest (the "Date of issue") with enjoyment as of the same date.

Article 3 - Issue price

The issue price of each Bond is equal to the par value of euro 3.92.

Article 4 - Term

The maturity of the Bond is established at October 5, 2007 (the "Maturity date"), except as set forth in article 6 below.


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Article 5 - Interest

5.1 The certificates produce interest (the "Interest") on maturity, at the compound annual rate of 1.5% (the "Rate") payable in money in a single installment on the Maturity Date or on the Prepayment Date, as defined below, calculated on an annual base and payable without deducting expenses and net of tax withholding, where applicable, with the understanding that, in the event of prepayment, interest accrued until October 5 preceding the Prepayment Date will be paid.

                  5.2 On the Interest, and if applicable, on other amounts due, not paid on the Maturity Date or on the Prepayment Date, late interest will accrue, calculated at the rate of 2.75% semiannually (the Interest so increased will be hereinafter referred to as "Late Interest").



5.3 Late Interest will be owed for the entire period comprised between the Maturity Date or the Prepayment Date and the full and total payment of the amounts owed.

Article 6 - Reimbursement of Certificates

6.1 The certificates will be reimbursed on the Maturity Date, except in the event of prepayment, as indicated below.

6.2 The certificates may be prepaid to the bondholders (the "Bondholders") who request it.

6.3 The reimbursement of the Certificates on the Maturity Date or Prepayment Date, as defined below, will be carried out by transfer to the Bondholders - without expenses and charges for the latter - of title to a number of Olivetti S.p.A. common shares (each a "Share" at the ratio of one Share for each Bond reimbursed (the "Exchange Parity," and possible owelty in money, except for possible adjustments of the Exchange Parity pursuant to article 10 below ("Adjustment of the Exchange Parity") and subject to the hypotheses of reimbursement in money pursuant to articles 11 and 13.

The shares transferred to the Bondholders pursuant to the previous section will have regular enjoyment from the date of allocation of the Shares pursuant to article 7 and will be free from prejudicial pledges, charges, liens and encumbrances and rights of third parties.

6.4 Requests for prepayment of the Certificates (each, a "Request for Prepayment" must be submitted to the Issuer accompanied by said Certificates, on any Business Day in the period comprised between the Issue Date and the fifteenth Business Day before the Maturity Date.

"Business Day " in these regulations means any day on which the banks are opened to the public in the market of Milan.

6.5 The Issuer does not have the right to prepay the Bond Loan.

Article 7 - Allocation of Shares

7.1 The allocation of Shares during reimbursement on maturity or prepayment of the Bonds will take place on the Maturity Date or 15 Business Days from the presentation of the Request for Prepayment (the "Prepayment Date") by means of registration in the account held by the Bondholder with a certified broker, member of Monte Titoli [securities custodian] indicated in the Request for Prepayment, with payment of the owelty in money possibly owed, with the understanding that until the allocation of the Shares the Bondholders will have no corporate or property right to the Shares.

7.2 If, due to possible adjustment of the Exchange Parity pursuant to article 10, in the act of allocation of the Shares, a Bondholder is entitled to an non-whole number of Shares, such Bondholder will receive a whole number of Shares, and the Issuer will pay in cash the equivalent, rounding up to the next cent of a euro, of the split part valued on the basis of the simple arithmetical mean of the official price of the Shares during ten previous trading days before the Maturity Date or the date of presentation of the Request for Prepayment.

Article 8 - Payments



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8.1 The payment of the Interest and other sums possibly due to Bondholders will take place by banking deposit into the checking account timely indicated by every Bondholder.

8.2 Each payment will be made in euro and will be subject to tax laws and/or other laws and regulations. No commission or expense will be debited to the Bondholders in connection with such payment.

8.3 If the payment day of the sums due to Bondholders is not a Business Day, the payment will take place the first immediately following day which is a Business Day, without modification of the amount owed by the Issuer to the Bondholder.

Article 9 - Issuer's Commitments and Key Events

9.1 Olimpia commits to communicate to the common representative of the Bondholders (the "Representative"), to be appointed as indicated in art. 2415 and 2417 of the Civil Code in the person of a lawyer member of the Bar Association of Milan or Brescia:

(a) any change, event, fact, act, circumstance or series of changes, events, facts and/or circumstances, of any nature (also, therefore, of a technical, economic, administrative, assets-related, financial or legal character) and even if it is notorious that, individually or together, they have caused or may cause a substantial negative modification of the assets, economic or financial situation of the Issuer and/or Olivetti and its subsidiaries overall, which compromise the credit rating or the perspectives of reimbursement of the Bondholders and of which the Board of Directors of Olimpia was aware or should have been aware, had they exercised customary diligence;

                  (b) the occurrence of a Key Event or an event, fact, act, circumstance or series of events, facts and/or circumstances that, individually or together, may cause a Key Event;

(c) any press release concerning possible proposals for merger, spin-off, concentration, dissolution, liquidation, modification of the corporate form, capital and any other proposal for similar operations regarding Olimpia or Olivetti;

(d) any transfer of Olivetti shares by Olimpia involving a significant change pursuant to art. 120 decree Law 58/1998 and related implementation regulations, as soon as published by CONSOB or by the Issuer, except as set forth in section c) above.

9.2 Olimpia pledges not to carry out any operations prejudicial for the Bondholders, except for events that lead to an Adjustment of the Exchange Parity or that are otherwise governed by these Regulations.

9.3 For the purposes of these Regulations, "Key Events" means the following facts and/or circumstances:

(a) Issuer's default even on the obligation to reimburse the Bonds in all or part, on the Prepayment Date and/or the Maturity Date;

(b) Issuer's default on even one of the obligations set forth for it in these Regulations;

(c) Default (as defined below) on Olimpia's part on maturity or (whenever indicated) within any period of grace originally established for any Debt (as defined below);

(d) Issuer's default (as defined below) in relation to a Guarantee (as defined below);

(e) sentence and/or any other provision of the competent Authority declaring the Issuer and/or Olivetti subject to any proceeding of composition with creditors or other proceeding with similar effects;



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(f)      decision of the competent corporate bodies to liquidate the Issuer and/or Olivetti.


"Default" pursuant to items c), d) of the previous paragraph, means any event, which Olimpia cannot claim, such as resolutive condition, opt-out and forfeiture of the benefit of the term pursuant to article 1186 of the Civil Code or the occurrence of a resolutive condition or an event of similar nature which Olimpia cannot claim, also under laws, if applicable, other than those of Italy.

"Guarantee" means any obligation taken to pay a guaranteed Debt.

"Debt" means any financial obligation contracted in connection with the payment or the restitution of money received on loan or otherwise obtained, other than individual financing in an individual amount lower than 10 million Euro.

9.4 In the event of Issuer's default and/or impossibility to fulfill the obligation to transfer on Maturity Date or Prepayment Date the Shares to which the Bondholders are entitled, the Bondholders who request it will have the right to receive instead of Shares, and without prejudice to possible higher damages, the amount arising from the application of the following formula: unit price per Olivetti share (to be determined in line with the official stock exchange price of one Olivetti common share - "Official Stock Exchange Price" - recorded the day of mailing of the request for reimbursement or Maturity Date) plus 60%, multiplied by the number of Olivetti shares to which the Bondholder who asked for reimbursement would have been entitled under the Exchange Parity valid from time to time. If, before the non-satisfied Request for Prepayment the conditions are met for the exercise of the rights set forth in article 13.1, and the Bondholder did not take advantage of the situation, except in the event of forfeiture set forth in said article 13.1, the official stock exchange price will be increased in order to take into account the incremental effects deriving from the application of the provisions set forth in said article 13.1.

Article 10 - Adjustment of the Exchange Parity

If, before the reimbursement of the Bonds, Olivetti carries out:

a) capital increases, by an offer of a new share option, including for the service of the bonds - directly or indirectly - convertible, or cum warrant or for the service of warrants or similar securities valid for subscription of Olivetti shares or any other similar operation, the Exchange Parity and the number of Shares will be modified by agreement between the Issuer and Bondholders according to the practice of Borsa Italiana S.p.A., except if Issuer or the Bondholders who represent at least 10% of the total amount of the Bond Loan request the modification to take place according to Best Market Practices;

b) capital increases or operations similar to those in item a) in kind or with exclusion of the option right of the shareholders or similar operations, whenever the price of purchase, subscription, or allocation of the Olivetti shares is 95% or less of the average weighted price recorded by the Olivetti shares in the five trading days before the issue, subscription or allocation of the securities, the Exchange Parity and the number of Shares will be modified in conformity with Best Market Practices;

c) free capital increases by allocation of new shares, the number of Shares owed for each Bond will be increased in proportion to the Olivetti shares owed under free allocation;

d) free increases of the par value of the Olivetti shares or reductions thereof for losses, the Exchange Parity will not be modified;

e) grouping or splitting of Olivetti shares, the Exchange Parity will be modified accordingly, and the number of Olivetti Shares owed for each Bond will be modified accordingly as well;

f) reduction of surplus capital by means of cancellation of shares, the Exchange Parity will not be modified;



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g)   merger of Olivetti in or with another company (except in the event of merger in which Olivetti is the absorbing company), as well as in the event of spin-off, the Exchange Parity will have to be modified so as to guarantee to every Bondholder the right to receive at the time of reimbursement a number of Olivetti shares or shares of the companies resulting from the merger or spin-off, equivalent to the number of Shares that would have been assigned to every Olivetti share, based on the respective exchange parity, had the Bond been converted to Olivetti shares before the effective date of the merger or spin-off;

h) distribution of an Extraordinary Dividend, distribution of reserves, other allocation of assets, goods or rights to the shareholders of Olivetti and other similar operations, an amount corresponding to the sum the Bondholders would have had the right to collect, with the exclusion of Ordinary Dividend, or would have received, before such operations, Shares under the terms and conditions set forth for reimbursement pursuant to these regulations, will be allocated and paid (plus Interest) to every Bondholder at the time of reimbursement of the Bonds or the exercise of the rights referred to in article 13.
     "Extraordinary Dividend" means an amount, deriving from profits obtained during the fiscal year (including profits carried forward), equal or higher than the greater between: a) 5% of the market capitalization of Olivetti (calculated using the weighted average price of the five trading days from the first publication of the figures or estimates of the result of the fiscal year); and b) an amount equal to twice the total of all the dividends (other than Extraordinary Dividends) and distributions made by Olivetti in the prior fiscal year. "Ordinary Dividend" means any amount lower than the minimal amount planned for the Extraordinary Dividend.

i) operations of purchase of own shares, the Exchange Parity and the number of Shares will be modified only if the Best Market Practices require it;

j)   operations other than those indicated in items a), b), c), d), e), f), g),
     h), i) above, which have characteristics or produce or may produce effects similar to those of such operations or in case of operations that regard Olivetti, carried out between Olivetti and Olimpia or Olivetti and the directed and indirect shareholders of Olimpia (including parent companies, subsidiaries, related companies or companies under common control thereof, their shareholders and administrators) or in case of operations that have or may have a diluting effect on the Shares or however prejudicial to the rights of the Bondholders, the Representative may ask the Bank (as defined below) to evaluate the effects of such operations on the rights of the Bondholders and their diluting effects. The Bank will determine, based on Best Market Practices and with fair appreciation, the possible modification of the Exchange Parity so as to eliminate or attenuate as much as possible such prejudicial and/or diluting effects.

Whenever an adjustment pursuant to this article 10 is determined based on "Better Market Practices," such adjustment may be determined, upon request of the Representative, by the Bank (as defined and designated pursuant to article
11.3 below), which will make such determination with fair appreciation. The costs and fees of the Bank will be fully paid by the Issuer.

Article 11 - Change of the Issuer's stockholding

11.1 Except in the event of merger and full contribution in kind of Olimpia to Pirelli S.p.A. and/or Edizione Holding S.p.A. and/or in or with subsidiaries and/or parent companies Holding Pirelli S.p.A. and/or Edizione Holding S.p.A., in Infragroup Transfers (as defined below) as well as in the event of merger and total contribution in kind of Olimpia in or with listed companies, directly or indirectly active in the field of telecommunications ("Approved Olimpia Operations"), if Pirelli S.p.A. e/o Edizione Finance International S.A. should stop jointly and directly or individually, including through companies controlled 100%, a stake in Olimpia that allows them to control the Issuer ("Change of Control"), Olimpia will be obliged to reimburse the Bondholders who request it - the request must be made, under penalty of forfeiture, within thirty days from the date of the Bondholder's receipt of the communication, as indicated in article 16, from the Issuer, concerning the Change of Control - the Certificates held by them (at par value and Interest) by payment of an amount equal to the greater between (i) the par value of the Certificates, plus Interest calculated as of such date and (ii) the amount resulting from the


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following formula: price per share established with the buyer and/or buyers for the purchase of the Olimpia shares, multiplied by the number of Olimpia shares representing its entire capital, multiplied by the current 16.57% (the "Percentage")--or by a different percentage that must arise from the application of the adjustment clauses, as indicated in article 12 - Adjustment of the Percentage (the "New Percentage")--and divided by the number of certificates for which reimbursement was requested, in connection with the number of Certificates outstanding. If the loss or reduction of control occurs because of purchase and sale operations carried out in several stages, including with different counterparts, within a period of eighteen months, the reference price will be the unit price corresponding to the weighted average (depending on the quantity in question) of the prices established by the seller in each transaction.

"Infragroup Transfers" means the sale or transfer by contribution in kind of Olimpia shares held by Pirelli S.p.A. and/or Edizione Holding S.p.A. to companies of the respective group, whereby companies of the same group means the companies and/or other entities or subsidiaries controlled directly or indirectly by the buyers or their parent companies, pursuant to art. 2359, first paragraph 1, Civil Code.

"Control" means the control defined in art. 2359, first paragraph 1, Civil Code.

11.2 Except for the Approved Olimpia Operations, should Pirelli S.p.A. and/or Edizione Finance International S.A. have to transfer Olimpia shares to third parties without implying loss of control over the Issuer by Pirelli S.p.A. and/or Edizione Finance International S.A. (the "Change of Stockholding,") Olimpia will be obliged, upon request of the Bondholders - which request must be made, under penalty of forfeiture, within thirty days from the Bondholder's receipt from the Issuer of the communication on the Change of Stockholding, in the forms set forth in article 16 - to reimburse proportionately (pro quota) the Bonds outstanding, at par value and Interest (in relationship, i.e., proportionately to the percentage reduction of the holding of Pirelli and/or Edizione Finance International S.A.) by paying to the holders of Bonds outstanding who requested it, an amount equal to the greater between (i) the par value of the Bonds, plus Interest calculates as of said date and (ii) the amount resulting from the following formula:

                                             (PVxNVxP) x   NO
           NT

 Where:
 "PV" means the unit selling price of the Olimpia shares; "NV" means the number of Olimpia shares transferred; "NO" means the number of Bonds for which reimbursement was requested;
"NT" means number of Bonds outstanding; "P" means the Percentage or the New
 Percentage.

11.3 If the reduction of the participation of Pirelli S.p.A. and/or Edizione Finance International S.A. pursuant to items 11.1 and 11.2 above takes place by corporate operations (other than Approved Olimpia Operations) and/or transactions of another nature that do not involve payment to the shareholders of Olimpia of an amount of money (such as, for illustration but without limitation thereto, exchanges, contributions in kind, constitutions of liens on the shares with loss of voting right, etc.) the unit selling price per Olimpia share relevant for the purposes of the previous points 11.1 (ii) and 11.2 (ii) will be determined conventionally by a first class independent international business bank chosen by mutual consent between the Issuer and the representative of the following bondholders among the following (the "Bank"): Morgan Stanley Dean Witter, Goldman Sachs and Citigroup Investment Bank or their possible successors or assigns. In the absence of agreement, the choice of the Bank, upon request of the most diligent part, will be made by the Rector of Universita Bocconi. The Bank must determine the value of the Olimpia shares, by applying valuation criteria commonly accepted under international practice, taking into account the actual economic value of the amount received by Olimpia shareholders in the operation. The costs and fees of the Bank will be fully paid by the Issuer.

11.4 The rights recognized to Bondholders pursuant to the previous paragraphs of this article 11 will also apply in the events, respectively, of loss of control or reduction of the holding of Pirelli S.p.A. and/or Edizione Holding S.p.A. in the company which has carried out Approved Olimpia Operations.



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Article 12 - Adjustment of the Percentage

It is understood that the Percentage is initially determined by the following formula:

Bond Loan Olimpia Spa 2001/2007 =(euro)1032.92 million = 16.57%(euro)1032.92 million +(euro)5,200 million (on the assumption that on October 5, 2001, the capital and capital reserves of Olimpia are equal to Euro 5,200 million).

Whenever:

a) Olimpia makes a paid capital increase, including the conversion of bond loans convertible to its own shares and/or the exercise of bond loans cum warrant on its own shares, the New Percentage will be determined by the following formula:

New percentage =

     (i) numerator amount of the bond loan Olimpia Spa 2001 - 2007 still existing (amount of Bonds originally issued - amount of Bonds reimbursed);
     (ii) denominator amount of the bond loan Olimpia Spa 2001 - 2007 still existing (amount of Bonds originally issued - amount of Bonds reimbursed) capital and capital reserves Olimpia Spa before the capital increase + amount of the paid capital increase;

b) Olimpia executes non-refundable payments by Olimpia shareholders, used to cover losses and without reimbursement obligation, the denominator referred to in the previous point will be increased by the amount of such payments, to the extent it is effectively used to cover losses, for the determination of the New Percentage. In the event of use of reserves to cover losses or capital reduction to cover losses, these facts will not cause a modification of the Percentage or New Percentage;

c) Olimpia executes a distribution of reserves, purchase of its own shares, extraordinary distribution of dividends (understood as the distribution, as dividend, in a fiscal year, of a total amount of 7% or more of the book net worth of the Issuer) or reduction of surplus capital, the Percentage or New Percentage will remain unchanged, while no the Maturity Date or on the Prepayment Date there will be payment of an amount--when and provided that said amount is actually owed--equal to the Percentage or New Percentage in force before such distribution, multiplied by the amount actually distributed to the shareholders and divided by the number of Bonds for which reimbursement is requested, by comparison to the number of Bonds outstanding;

d) Bonds are reimbursed, the New Percentage will be determined by the following formula:

     (i) numerator amount of the bond loan Olimpia Spa 2001-2007 still existing (amount of Bonds originally issued - amount of Bonds reimbursed);
     (ii) denominator amount of the bond loan Olimpia Spa 2001-2007 still existing (amount of Bonds originally issued - amount of Bonds reimbursed) capital and capital reserves Olimpia Spa.

Article 13 - Reduction of the holding of Olimpia in Olivetti

13.1 Except in the event of merger or total contribution in kind of Olivetti to Olimpia and/or companies controlled by and/or controlling Pirelli S.p.A. and/or Edizione Holding S.p.A. and/or in the event of merger and total contribution in kind of Olimpia in or with listed companies, directly or indirectly active in the field of telecommunications ("Olivetti Operations"), if, before the Maturity Date, Olimpia must stop, for any reason, holding a stake in Olivetti above 20% of the latter's capital (the "Reduction of the Holding,") the Issuer will be obliged to fully reimburse the capital and interest to the Bondholders who request it--the request must be made, under penalty of forfeiture, within thirty days from the date of the Bondholder's receipt of the communication, as indicated in article 16, from the Issuer, concerning the Reduction of the Holding--for the respective Bonds by payment of an amount of money equal to the


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greater between: (i) the par value of the Bonds, plus Interest calculated as of such date; (ii) the amount arising from the application of the following formula: unit price per share agreed upon with the buyer and/or buyers for the purchase of the Olimpia shares, multiplied by the number of Olimpia shares to which the holders of Bonds who asked for reimbursement would have been entitled due to the Exchange Parity valid from time to time; and (iii) the amount resulting from the application of the Percentage or New Percentage applied to Olimpia's Economic Capital.

"Olimpia's Economic Capital" means in these regulations the valuation of the entire holding of Olimpia in Olivetti, calculated based on the selling price agreed upon with the third party buyer, less the net financial position, excluding the amount of the Bond Loan outstanding, multiplied by the result of the following ratio: balance sheet value of all Olivetti shares held by Olimpia divided by the value of the total balance sheet assets of Olimpia (excluding the value of all asset items included in the calculation of the net financial position).

13.2 If the reduction of Olimpia's holding in Olivetti below 20% occurs because of purchase and sale operations carried out in several stages, including with different counterparts, within a period of eighteen months, the reference price will be the unit price corresponding to the weighted average established by the seller for the sale of the Olivetti shares.

13.3 If the reduction of Olimpia's holding in Olivetti below 20% occurs due to corporate operations (other than the Olivetti Operations) and/or transactions of another nature that do not involve payment of an amount of money to the seller (such as, for illustration but without limitation thereto, exchanges, constitutions of liens on the shares with loss of voting right, except for the case that the loss of vote is the consequence of financing contracts executed with credit institutions, contributions) the provisions of article 11.3 ("Change of Issuer's Stockholding" will apply mutatis mutandis).

13.4 In case of Olivetti Operations, the provisions of paragraphs 13.1, 13.2 and
13.3 above will continue applying in relation to possible operations involving the loss of control by Pirelli S.p.A. and/or of Edizione Holding S.p.A. over the companies to which the Olivetti shares have been transferred, or sale by Olimpia of all or part of the holding received under the parity in case of merger or total contribution in kind of Olivetti in or with listed companies directly or indirectly active in the field of telecommunications.

Article 14 - Terms of lapse and forfeiture

The rights of the Bondholders lapse, concerning interest, five years from the date the Bonds become reimbursable, and i.e., on the Maturity Date or, in the case of request for prepayment, on the Prepayment Date, and, concerning the capital, ten years from the date the Bonds become reimbursable, and i.e., on Maturity Date, or in the case of request for prepayment, on the Prepayment Date.

Article 15 - Listing and tax status

There are no plans to list the Bond Loan with any stock exchange. The current tax status for bond loans applies.

Article 16 - Communications

All the communications from the Issuer to the Bondholders will be directly made to the Bondholders at the address entered in the book of the bonds by means of registered letter with acknowledgement of receipt. If the number of the Bondholders arising from the book of the bonds is more than thirty, the communications will be made by publication in a daily paper with national distribution.

Article 17 - Choice of Jurisdiction

The Bonds and these regulations are governed by Italian law. Any dispute arising between Bondholders and the Issuer, will be under the exclusive jurisdiction of the Judicial authority of the Court of Milan.



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Article 18 - Miscellaneous

18.1 The subscription and purchase of the Bonds implies full acceptance of all the conditions of these regulations.

18.2 All aspects not set forth in these regulations will be governed by legal provisions.



















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